Spherix Incorporated

September 2, 2010

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

Attn:  Pamela Long, Assistant Director

RE:                         Spherix Incorporated Registration Statement on Form S-1

Filed July 2, 2010

File No. 333-167963

Dear Ms. Long:

This letter is being provided by Spherix Incorporated (the “Company”) in response to your comment letter dated July 29, 2010.  The follow responses correspond to your comments.

SEC Comment No. 1

We note that the convertible preferred stock and warrants will be sold in units but that the units will not be issued or certificated.  Please clarify for us what you mean by the statement that the units will not be issued.  In addition, please tell us what consideration you have given to whether the units are separate securities that should be covered by the registration statement.

Company Response

We have amended the language to clarify that the only securities covered by the registration statement are the preferred stock, the warrants and the common stock issuable upon conversion of the preferred stock and exercise of the warrants.

SEC Comment No. 2

Please add to the registration statement all the currently omitted information that is not subject to Rule 430A under the Securities Act of 1933, as amended.  Please note that we will need adequate time to review this information once it is provided.

Company Response

Additional information is included in this registration statement as requested.

6430 Rockledge Drive, Suite 503

Bethesda, MD  20817

Tel.:  (301) 897-2540; Fax:  (301) 897-2567

http://spherix.com

SEC Comment No. 3

Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the placement agent compensation arrangements for the offering.

Company Response

We will have FINRA contact you as requested.

SEC Comment No. 4

We note that you have not filed several exhibits, including the legality opinion.  Please allow sufficient time for our review of these exhibits before requesting effectiveness of your registration statement.

Company Response

Additional exhibits have been filed as requested.

SEC Comment No. 5

We note that you have included the undertakings for Rule 415 offerings on page II-2 of the registration statement and that it appears that your offering will be made on a delayed or continuous basis.  If this is correct, please revise the cover page to check the box to indicate that you are registering an offering pursuant to Rule 415.

Company Response

The cover page has been revised as requested.

SEC Comment No. 6

We note your disclosure in the Definitive Proxy Statement filed on July 2, 2010, which states that you are required to obtain shareholder approval prior to issuing a certain number of shares of your common stock.  Please revise this section to disclose (i) that you must obtain shareholder approval at your annual meeting on August 31, 2010 to issue the shares of common stock underlying the convertible preferred stock and warrants and (ii) your intentions with regard to the offering if you are unable to obtain the required shareholder approval.  Please revise other sections of your prospectus accordingly, including, but not limited to, the Plan of Distribution.  Please further consider whether a failure to obtain the required shareholder approval would create any significant risks for your company, and if necessary, revise your risk factor disclosure to discuss such risks.

Company Response

Additional disclosure has been included as requested.

SEC Comment No. 7

You must identify all significant factors that make your offering speculative or risky.  Please revise the introductory paragraph to delete the fourth through seventh sentences, which are not appropriate.  Please refer to Item 503(c) of Regulation S-K.

Company Response

We have deleted the sentences as requested.

The Company also acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;  and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Claire L. Kruger

Claire L. Kruger
CEO and COO